UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16

Under the Securities Exchange Act of 1934

For the Month of December 2023

Commission file number 001-14184

B.O.S Better Online Solutions Ltd.

(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 7535825, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

B.O.S Better Online Solutions Ltd.

B.O.S 2023 Annual General Meeting of Shareholders Adjourned to December 14, 2023

At the 2023 Annual General Meeting held today, the shareholders present, in person or by proxy, did not constitute a quorum.

According to the Company’s Articles of Associations, the meeting was adjourned for one week, to the same day, time and place (i.e. Thursday, December 14, 2023, at 4 P.M. local time, at the Company’s offices, 20 Freiman Street, Rishon LeZion, Israel).

The Company will continue to receive proxies from shareholders until 48 hours prior to the time of the adjourned meeting. Shareholders are urged to follow the instructions on their proxy cards and to vote their shares. All votes previously submitted will be applied towards the adjourned meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)

By:	/s/ Moshe Zeltzer
Moshe Zeltzer
Chief Financial Officer

Dated: December 7, 2023

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